SEC 1745   Potential persons who are to respond to the collection of information
 (02-02) contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                 UNITED STATES                 OMB APPROVAL
                      SECURITIES AND EXCHANGE COMMISSION       OMB Number:
                                                               3235-0145
                            Washington, D.C. 20549             Expires: December
                                                               31, 2005
                                 SCHEDULE 13G                  Estimated average
                                (Rule 13d-102)                 burden hours per
                                                               response. . 11

             Information Statement Pursuant to Rules 13d-1 and 13d-2
                    Under the Securities Exchange Act of 1934

                       American Community Newspapers, Inc.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    02520T103
                                 (CUSIP Number)

                                 January 1, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [   ]   Rule 13d-1(b)
   [ X ]   Rule 13d-1(c)
   [   ]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               CUSIP No. 02520T103

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Potomac Capital Management LLC
            13-3984298

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [   ]
            (b)   [   ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
             New York

Number of          5.       Sole Voting Power
Shares                      1,875,443
Beneficially
Owned by           6.       Shared Voting Power
Each                        0
Reporting
Person With        7.       Sole Dispositive Power
                            1,875,443

                   8.       Shared Dispositive Power
                            0

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            The Reporting Person owns 1,875,443 shares consisting of 282,643 shares of common stock and 1,592,800 warrants.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [   ]

     11.    Percent of Class Represented by Amount in Row (9)
            11.6%

     12.    Type of Reporting Person (See Instructions)
            HC; OO (Limited Liability Company)

                               CUSIP No. 02520T103

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Potomac Capital Management Inc.
            13-3984786

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [   ]
            (b)   [   ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
            New York

Number of          5.       Sole Voting Power
Shares                      0
Beneficially
Owned by           6.       Shared Voting Power
Each                        2,647,400
Reporting
Person With        7.       Sole Dispositive Power
                            0

                   8.       Shared Dispositive Power
                            2,647,400

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            The Reporting Person owns 2,647,400 shares of common stock consisting of 402,700 shares of common stock and 2,244,700 warrants.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [   ]

     11.    Percent of Class Represented by Amount in Row (9)
            15.7%

     12.    Type of Reporting Person (See Instructions)
            HC; CO

                               CUSIP No. 02520T103

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
            Paul J. Solit

     2.     Check the Appropriate Box if a Member of a Group (See Instructions)
            (a)   [   ]
            (b)   [   ]

     3.     SEC Use Only

     4.     Citizenship or Place of Organization
            U.S.

Number of          5.       Sole Voting Power
Shares                      16,800
Beneficially
Owned by           6.       Shared Voting Power
Each                        4,539,643
Reporting
Person With        7.       Sole Dispositive Power
                            16,800

                   8.       Shared Dispositive Power
                            4,539,643

     9.     Aggregate Amount Beneficially Owned by Each Reporting Person
            The Reporting Person owns 4,539,643 shares of common stock consisting of 685,343 shares of common stock and 3,854,300 warrants.

     10.    Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)  [   ]

     11.    Percent of Class Represented by Amount in Row (9)
            24.6%

     12.    Type of Reporting Person (See Instructions)
            IN; HC

Item 1.     (a)  Name of Issuer
                 American Community Newspapers, Inc.
            (b)  Address of Issuer's Principal Executive Offices
                 14875 Landmark Blvd., Suite 110
                 Addison, TX 75254

Item 2.     (a)  Name of Person Filing
                 (i) Potomac Capital Management LLC.
                 (ii) Potomac Capital Management Inc.
                 (iii) Paul J. Solit

            (b) Address of Principal Business Office or, if none, Residence 825 Third Avenue, 33rd Floor
                 New York, New York 10022

            (c)  Citizenship
                 (i) New York
                 (ii) New York
                 (iii) United States

            (d)   Title of Class of Securities
                  Common Stock, $0.0001 par value

            (e)   CUSIP Number
                  02520T103

Item 3.     Not Applicable

Item 4.     Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
Potomac Capital Management LLC
             (a)  Amount beneficially owned:    1,875,443
             (b)  Percent of class:  11.6%
             (c)  Number of shares as to which the person has:
                  (i)    Sole power to vote or to direct the vote   1,875,443
                  (ii)   Shared power to vote or to direct the vote    0
                  (iii) Sole power to dispose or to direct the disposition of 1,875,443
                  (iv)   Shared power to dispose or to direct the disposition of
                         0
Potomac Capital Management, Inc.
             (a)  Amount beneficially owned:  2,647,400
             (b)  Percent of class:  15.7%
             (c)  Number of shares as to which the person has:
                  (i)    Sole power to vote or to direct the vote: 0
                  (ii)   Shared power to vote or to direct the vote:
                         2,647,400
                  (iii)  Sole power to dispose or to direct the disposition of:
                  (iv) Shared power to dispose or to direct the disposition of: 2,647,400
Paul J. Solit
             (a)  Amount beneficially owned:  4,539,643
             (b)  Percent of class:  24.6%
             (c)  Number of shares as to which the person has:
                  (i)    Sole power to vote or to direct the vote:  16,800
                  (ii)   Shared power to vote or to direct the vote:
                         4,539,643
                  (iii)  Sole power to dispose or to direct the disposition of:
                         16,800
                  (iv) Shared power to dispose or to direct the disposition of: 4,539,643

Item 5.      Ownership of Five Percent or Less of a Class

If this Statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
            See Exhibit A attached hereto.

Item 8.     Identification and Classification of Members of the Group
            Not Applicable.

Item 9.     Notice of Dissolution of Group
            Not Applicable.

Item 10.    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated this 26th day of October, 2007




                                           POTOMAC CAPITAL MANAGEMENT LLC

                                           By:    /s/ Paul J. Solit
                                                  ------------------
                                                  Paul J. Solit, Managing Member

                                           POTOMAC CAPITAL MANAGEMENT INC.

                                           By:    /s/ Paul J. Solit
                                                  ------------------
                                                  Paul J. Solit, President

                                           PAUL J. SOLIT

                                           By:    /s/ Paul J. Solit
                                                  ------------------
                                                  Paul J. Solit

EXHIBIT INDEX

The following exhibits are filed with this report on Schedule 13G:

Exhibit A   Identification of entities which acquired the shares which are the subject of this report on Schedule 13G.

Exhibit B   Joint Filing Agreement dated October 26, 2007 among Potomac Capital
            Management LLC, Potomac Capital Management, Inc. and Paul J. Solit